UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) is furnishing this Form 6-K/A, which amends BBVA’s respective reports on Form 6-K furnished to the Securities and Exchange Commission on February 13, 2018 (Film No. 18599005) and February 14, 2018 (Film No. 18610579) (collectively, the “Original Forms 6-K”). The Original Forms 6-K inadvertently contained a translation discrepancy with the respective prevailing Spanish original, whereby the order in the Agenda items 2.2 and 2.3 in the English version was reversed:

Amendment of the Agenda	Original Forms 6K (Film Nos. 18599005 and 18610579, respectively)

2.2 Re-appointment of Belén Garijo López 2.3 Re-appointment of Juan Pi Llorens	2.2 Re-appointment of Juan Pi Llorens 2.3 Re-appointment of Belén Garijo López

The purpose of this Form 6-K/A is to amend this discrepancy in the translation of the Agenda appearing in the Original Forms 6-K. This Form 6-K/A also attaches the Relevant Information published by BBVA today correcting such translation and attaching a corrected translation of the Agenda.

TO THE CNMV (SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files the following

CORRIGENDUM

A new translation of the agenda of the General Shareholders’ Meeting of BBVA of March 2018 which was submitted to such Commission (numbers 261526 and 261549) is attached, as an errata in the translation has been noticed.

Madrid, 16 February 2018

AGENDA

ONE.- Annual financial statements, profit allocation and corporate management:

1.1	Examination and approval of the annual financial statements and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated group for the year ended December 31, 2017.

1.2	Approval of the allocation of the 2017 profit.

1.3	Approval of corporate management during 2017.

TWO.- Adoption of the following resolutions regarding the re-appointment and appointment of members to the Board of Directors:

2.1 Re-appointment of José Miguel Andrés Torrecillas

2.2 Re-appointment of Belén Garijo López

2.3 Re-appointment of Juan Pi Llorens

2.4 Re-appointment of José Maldonado Ramos

2.5 Appointment of Jaime Caruana Lacorte

2.6 Appointment of Ana Peralta Moreno

2.7 Appointment of Jan Verplancke

Pursuant to paragraph 2 of article 34 of the Company Bylaws, determination of the number of directors at the number resulting from the resolutions adopted under this agenda item, which will be reported to the General Meeting for all due effects.

THREE.- Authorization for the Company to carry out the derivative acquisition of its own shares, directly or through Group companies, setting the limits or requirements thereon and conferring on the Board of Directors the powers necessary to execute the acquisition, rendering without effect the unused portion of the authorization given at the General Shareholders’ Meeting held on March 14, 2014.

FOUR.- Approval of a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration for a group of employees whose professional activities have significant impact on the Group’s risk profile.

FIVE.- Conferral of authority on the Board of Directors, with may in turn delegate such authority, to formalize, correct, interpret and implement the resolutions adopted by the General Meeting.

SIX.- Consultative vote on the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 16, 2018	By:	/s/ Domingo Armengol Calvo
	Name:	Domingo Armengol Calvo
	Title:	Authorized representative